UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C.  20549

                 SCHEDULE 13G

   Under the Securities Exchange Act of 1934
              (Amendment No. 7)*


         CREDIT ACCEPTANCE CORPORATION
               (Name of Issuer)


                 Common Stock
        (Title of Class of Securities)


                  225310-10-1
                (CUSIP Number)


(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/  /Rule 13d-1(b)
/  /Rule 13d-1(c)
/X/Rule 13d-1(d)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            SCHEDULE 13G

CUSIP No. 225310-10-1



1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Donald A. Foss Revocable Living Trust dated January 26, 1984,
   Donald A. Foss Trustee

2  Check The Appropriate Box If A Member Of A Group*            (a) [  ]

                                                                (b) [  ]

3  SEC Use Only



4  Citizenship or Place of Organization

   Michigan
                           5    Sole Voting Power
                                23,822,574

   Number Of
    Shares                 6    Shared Voting Power
 Beneficially                   -0-
  Owned By
    Each                   7    Sole Dispositive Power
  Reporting                    23,822,574
   Person
    With                   8    Shared Dispositive Power
                                -0-

9 Aggregate Amount Beneficially Owned By Each Reporting Person

                               23,822,574

10 Check Box If The Aggregate Amount In Row (9) Excludes            [  ]
   Certain Shares*

11 Percent Of Class Represented By Amount In Row (9)

   51.5%

12 Type Of Reporting Person*

   00

                * SEE INSTRUCTIONS BEFORE FILLING OUT




















Item 1(a)      Name of Issuer:

            CREDIT ACCEPTANCE CORPORATION (the "Company")

Item 1(b)      Address of Issuer's Principal Executive Offices:
                       25505 West Twelve Mile Road
                       Suite 3000
                       Southfield, Michigan 48034-8339

Item 2(a)      Name of Person Filing:
                       Donald A. Foss Revocable Living Trust
                       Dated January 26, 1984,

                       Donald A. Foss Trustee

Item 2(b)      Address of Principal Business Office:
                       25505 West Twelve Mile Road
                       Suite 3000
                       Southfield, Michigan 48034-8339

Item 2(c)      Citizenship:
                       Michigan

Item 2(d)      Title of Class of Securities:
                       Common Stock

Item 2(e)      CUSIP No.: 225310-10-1


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                       Not applicable.

Item 4.        Ownership
                       (a) Amount Beneficially Owned as of December 31, 1998: 23,822,574

                       (b)    Percent of Class: 51.5%

                       (c) Number of shares as to which such person has:

                              (i)    sole power to vote or to direct the
                                     vote - 23,822,574

                              (ii)   shared power to vote or to direct
                                     the vote - 0

                              (iii)  sole power to dispose or to direct
                                     the disposition of
                                        - 23,822,574

                              (iv)   shared power to dispose or to
                                     direct the disposition of - 0


Item 5. Ownership of Five Percent or Less of a Class
               Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
               Not applicable.

Item 8. Identification and Classification of Members of the Group
               Not applicable.

Item 9. Notice of Dissolution of Group
               Not applicable.


Item 10.       Certifications
               Not applicable.


                              Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 8, 1999


Donald A. Foss Revocable Living Trust
Dated January 26, 1984

By: /S/Donald A. Foss
    -----------------------
    Donald A. Foss, Trustee